Exhibit 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings Available:
Income (loss) from continuing operations before income taxes, minority interests and extraordinary items	$848.2	$992.5	$919.3	$1,179.3	$1,120.2

Less: Income (loss) of equity investees included above	(0.7)	0.5	(0.2)	—	—
Capitalized interest	0.1	—	—	—	0.7
Preferred dividend requirements	0.7	0.6	0.6	0.6	0.8

	$848.1	$991.4	$918.9	$1,178.7	$1,118.7
Fixed Charges and Preferred Dividends:
Interest expense (including capitalized interest) and amortization of debt discount and expenses	$76.1	$90.2	$170.8	$332.4	$318.5
Portion of rentals representative of an interest factor	16.3	17.9	17.7	16.7	17.6
Preferred dividend requirements	0.7	0.6	0.6	0.6	0.8

Total Fixed Charges	93.1	108.7	189.1	349.7	336.9

Total Earnings Available	$941.2	$1,100.1	$1,108.0	$1,528.4	$1,455.6

Ratio of Combined Earnings to Fixed Charges and Preferred Dividends	10.11	10.12	5.86	4.37	4.32